UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 7, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Ad-hoc Announcement: Siemens AG adopts Vision 2020

Ad-hoc Announcement: Management Board Changes

Press release: Siemens - Vision 2020

Press release: Siemens names future management team

Press release: Siemens to acquire the Rolls-Royce Energy gas turbine and compressor business and enter into a long-term technology partnership

Press release: Siemens prepares public listing of audiology business

Press release: Siemens and Mitsubishi Heavy Industries form joint venture for metals industry

Signature page

Key figures Q2 and first six months of fiscal 20141, 2

(preliminary and unaudited; in millions of €, except where otherwise stated)

				% Change		1st six months			% Change
Volume	Q2 2014	Q2 2013	Actual	Adjusted[3]		2014	2013	Actual	Adjusted[3]
Continuing operations
Orders	18,430	21,235		(13)%	(10)%	39,266	40,408		(3)%	0%
Revenue	17,449	17,779		(2)%	1%	34,774	35,705		(3)%	0%

						1st six months
Profitability and Capital efficiency	Q2 2014	Q2 2013	% Change			2014	2013	% Change
Total Sectors
Adjusted EBITDA	2,013	1,867		8%		4,263	4,015		6%
Total Sectors profit	1,566	1,348		16%		3,355	2,909		15%
in % of revenue (Total Sectors)	8.8%	7.5%				9.5%	8.1%
Continuing operations
Adjusted EBITDA	1,982	1,957		1%		4,431	4,196		6%
Income from continuing operations	1,163	980		19%		2,550	2,130		20%
Basic earnings per share (in €)[4]	1.34	1.14		18%		2.95	2.48		19%
Return on capital employed (ROCE (adjusted))	14.7%	12.7%				16.4%	13.9%
Continuing and discontinued operations
Net income	1,153	1,030		12%		2,610	2,243		16%
Basic earnings per share (in €)[4]	1.33	1.20		11%		3.03	2.61		16%
Return on capital employed (ROCE (adjusted))	14.5%	12.3%				16.6%	13.5%

Capital structure and Liquidity	March 31, 2014					September 30, 2013
Cash and cash equivalents	8,585					9,190
Total equity (Shareholders of Siemens AG)	27,856					28,111
Adjusted industrial net debt	4,775					2,805

	Q2 2014		Q2 2013			1st six months 2014		1st six months 2013
Continuing operations
Free cash flow	1,390			1,360		732			(56)
Continuing and discontinued operations
Free cash flow	1,402			1,335		703			(61)

	March 31, 2014					September 30, 2013
	Continuing					Continuing
Employees	Operations		Total[6]			Operations		Total[6]
Employees (in thousands)	359			359		362			367
Germany	117			117		118			119
Outside Germany	243			243		244			248

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow; Adjusted EBITDA; and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP.

2	January 1 – March 31, 2014 and October 1, 2013 – March 31, 2014.

3	Adjusted for currency translation and portfolio effects.

4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2014 and 2013 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 845,672 and 843,504 and for the first six months to 844,894 and 844,516 shares, respectively.

5	Calculated by dividing adjusted industrial net debt as of March 31, 2014 and 2013 by annualized adjusted EBITDA.

6	Continuing and discontinued operations.

Mixed Performance, Outlook Confirmed

Joe Kaeser, President and Chief Executive Officer of Siemens AG

“The second quarter showed that we still have a lot to do to improve our operating performance. Nevertheless we are on course to reach our targets for the fiscal year.”

Financial Highlights:

•	Second-quarter revenue was 2% lower year-over-year. On an organic basis, excluding currency translation and portfolio effects, revenue rose 1%.

•	Orders declined 13% compared to the prior-year period which included a substantially higher volume from large orders. On an organic basis, orders were 10% lower year-over-year. The book-to-bill ratio was 1.06 for the quarter, and Siemens’ order backlog reached a new high at €103 billion.

•	Total Sectors profit rose 16%, to €1.566 billion, highlighted by a strong profit increase in Infrastructure & Cities, and income from continuing operations climbed 19%.

•	Net income for the second quarter rose 12% year-over-year, to €1.153 billion, and basic earnings per share (EPS) increased to €1.33.

•	Free cash flow from continuing operations was €1.390 billion, up slightly from €1.360 billion in the second quarter a year earlier.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities, Outlook	13

Notes and Forward– Looking Statements	14

Financial Media:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Wolfram Trost

Phone: +49 89 636-34794

E-mail:

wolfram.trost@siemens.com

Siemens AG

80333 Munich, Germany

Earnings Release Q2 2014 January 1 to March 31, 2014 Munich, Germany, May 7, 2014

Siemens      2

Orders and Revenue

Record backlog, currency translation headwinds continue

Second-quarter revenue came in 2% lower year-over-year, and orders declined 13% compared to the prior-year period due mainly to a lower volume from large orders. The euro remained strong against nearly all other major currencies compared to a year earlier, which took four percentage points from order development and revenue growth. On a comparable basis, excluding currency and portfolio effects, revenue rose 1% year-over-year and orders declined 10%. The book-to-bill ratio for Siemens overall was 1.06. The order backlog (defined as the sum of the order backlogs of the Sectors) increased to a new high of €103 billion.

Lower volume from large orders in Europe/CAME

Orders declined compared to the second quarter a year ago, when Energy won two large offshore wind-farm orders and Infrastructure & Cities took in two major rolling stock orders, all in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME). Industry delivered solid order growth year-over-year, and Healthcare orders rose slightly on a comparable basis.

While orders fell in Europe/CAME for Energy and Infrastructure & Cities as mentioned above, these two Sectors led double-digit order growth in Asia, Australia. Orders rose moderately in the Americas despite strong negative currency translation effects. Orders in emerging markets declined 10% to €6.129 billion, representing 33% of total orders for the quarter.

Stable organic revenue supported by emerging markets

Infrastructure & Cities and Industry posted revenue growth for the second quarter, and Healthcare revenue rose on a comparable basis. Revenue in Energy in the current period fell due to a combination of soft demand and selective order intake in prior periods.

On a geographic basis, revenue rose 3% in Asia, Australia on double-digit growth in China that included all Sectors. Revenue rose in the Americas on a comparable basis. Europe/CAME posted a decline compared to the prior-year period, as a double-digit drop in Energy more than offset double-digit growth in Infrastructure & Cities. Revenue from emerging markets was nearly unchanged year-over-year, accounting for €5.912 billion, or 34%, of total revenue for the quarter. Organic revenue growth in emerging markets was 7%.

Siemens       3

Income and Profit

Strong increase in Total Sectors profit

Total Sectors profit for the second quarter rose 16% year-over-year, to €1.566 billion, despite burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013. Healthcare made the largest contribution to Total Sectors profit, €531 million, including a positive €66 million effect related to the expected sale of a particle therapy installation. Industry took its second-quarter profit up by nearly one-third year-over-year, to €456 million, despite €75 million in charges at a project in the metals technology business. The strongest increase in profit year-over-year came in Infrastructure & Cities, which delivered a solid operating performance. Profit for the Sector climbed to €325 million, up from €6 million a year earlier when the Sector took €161 million in charges related to high-speed rail projects. Profit in Energy fell to €255 million in the second quarter, due mainly to €310 million in project charges primarily including two power transmission projects in Canada. This was partly offset by a €73 million gain from the sale of a business. For comparison, profit in Energy in the prior-year period was burdened by €84 million in charges related mainly to grid connections to offshore wind-farms in Germany.

In the current period, Total Sectors profit was supported by productivity improvements resulting from the “Siemens 2014” program. In the second quarter a year earlier, Total Sectors profit was burdened by €106 million in “Siemens 2014” charges.

Higher net income driven by Total Sectors profit

Income from continuing operations for the second quarter rose 19% year-over-year, to €1.163 billion. The increase was due predominantly to higher Total Sectors profit. In addition, income from continuing operations in the current period was supported by a positive contribution from outside the Sectors. Second-quarter net income increased to €1.153 billion, up from €1.030 billion in the same period a year earlier. Corresponding basic EPS rose to €1.33 compared to €1.20 in the prior-year period. Within these numbers, discontinued operations posted a loss of €10 million compared to income of €49 million in the prior-year period, which included €57 million in income from discontinued

operations related to OSRAM.

Siemens      4

Cash, Return on Capital Employed (ROCE) (adjusted), Pension Funded Status

Second-quarter Free cash flow higher year-over-year

Free cash flow from continuing operations for the second quarter increased modestly to €1.390 billion compared to €1.360 billion a year earlier, even though the current period included cash outflows of €0.2 billion corresponding to charges to income taken for the “Siemens 2014” program. The current quarter included cash inflows totaling €0.5 billion from a decrease in operating net working capital, compared to inflows of €0.4 billion in the prior-year period. In the current period the decrease in operating net working capital was due mainly to Energy, which received significant advance payments.

Higher income lifts ROCE

On a continuing basis, ROCE (adjusted) for the second quarter increased to 14.7%, up from 12.7% in the same period a year earlier. This increase was due to higher income from continuing operations.

Pension plan underfunding increases

The underfunding of Siemens‘ pension plans as of March 31, 2014 amounted to €8.9 billion, compared to an underfunding of €8.0 billion as of December 31, 2013. A substantial decrease in the discount rate assumption and accrued service and interest costs were only partly offset by a positive actual return on plan assets and employer contributions.

Sectors      5

Energy

Higher charges, lower revenue hold back profit

Results in Energy were impacted by substantial project charges in the transmission business, charges related to wind turbines, and lower revenue due to challenging markets. As a result, second-quarter profit fell 54%, to €255 million. The primary factor in the decline was the Power Transmission Division, which took €310 million in project charges related primarily to two high voltage direct current (HVDC) transmission projects in Canada. Wind Power also posted a loss for the quarter, including charges of €48 million for inspecting and replacing defective main bearings in onshore wind turbines. These burdens more than offset higher profit at Power Generation. The prior-year period was burdened by €24 million in charges for the “Siemens 2014” productivity improvement program.

Second-quarter revenue declined 11%, reflecting weak order development at Power Generation and selective order intake at Power Transmission in prior quarters. On a geographic basis, the revenue decline came mainly from the Europe/CAME region.

Orders came in 28% below the prior-year period, when a substantially higher volume from large orders included two offshore wind-farm contracts in the Europe/CAME region. To a lesser extent, order development also reflected Energy’s challenging market environment, particularly a decrease in demand for large gas turbines. Negative currency translation effects took four percentage points from both revenue and order development during the quarter. The book-to-bill ratio for Energy was 1.09, and its order backlog was €55 billion at the end of the quarter.

Positive effects lift profit as revenue and orders fall

Second-quarter profit at Power Generation came in at €592 million, benefiting from a €73 million gain on the sale of a turbo fan business and a €56 million effect from a successful project completion in the turnkey business. Second-quarter revenue was down 12% year-over-year on declines in all reporting regions, reflecting weak order development in prior periods due mainly to challenges in gas turbine markets. Orders were down in the current period as well, dropping 20% from the prior-year level, on decreases in Europe/CAME and the Americas.

Sectors      6

Charges, mix effects lead to loss

The Wind Power Division posted a loss of €50 million in the second quarter, due in part to the €48 million in charges mentioned above. Profit development was held back also by an unfavorable business mix that included an unusually low contribution from the higher-margin offshore business compared to the second quarter a year earlier. This was due to lower capacity utilization combined with production costs that were higher than average during the quarter.

Revenue increased 11% as surges in the Americas and Asia, Australia more than offset a decline in Europe/CAME. Order intake was down 49% due to a substantially lower volume from large orders compared to the second quarter a year earlier. That prior-year period included the two wind-farm orders mentioned above as well as a major service contract, all within Europe/CAME.

Substantial loss on higher project charges

Power Transmission reported a second-quarter loss of €297 million, compared to a loss of €49 million a year earlier. In the current period, the Division took charges totaling €287 million related to the two HVDC projects in Canada mentioned earlier, resulting from revised estimates for civil engineering and infrastructure provided by suppliers as well as penalties for associated project delays, among other factors. Both periods included charges related mainly to grid connections to offshore wind-farms in Germany, totaling €23 million in the current quarter and €84 million in the prior-year quarter. Results were also held back by a high proportion of projects with low or negligible profit margins. Revenue was down 19% year-over-year on declines in all reporting regions, due mainly to selective order intake in the solutions business in prior quarters. In contrast, orders for the second quarter came in higher year-over-year on order growth in Europe/CAME. Other reporting regions posted order declines. The Division expects continuing challenges in coming quarters.

Sectors      7

Healthcare

Organic revenue rises across all businesses

Healthcare reported second-quarter profit of €531 million, up 19% year-over-year due mainly to a €66 million positive effect related to the expected sale of a particle therapy installation. For comparison, profit in the prior-year period was held back by €13 million in charges for the Sector’s “Agenda 2013” initiative.

Profit at Diagnostics was €101 million, up from €84 million in the prior-year period which included €8 million in “Agenda 2013” charges. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €41 million in the second quarter. A year earlier, Diagnostics recorded €42 million in PPA effects.

Reported revenue and orders came in below prior-year levels, on declines in the Americas region for both revenue and orders and in the Asia, Australia region for orders. On a comparable basis, primarily excluding negative currency translation effects in these regions, Healthcare revenue rose 5% on broad-based growth among its businesses, and orders increased 1%. The book-to-bill ratio for the Sector was 0.98, and Healthcare’s order backlog was €7 billion at the end of the second quarter.

The Diagnostics business reported revenue of €937 million in the second quarter, a 3% decrease from €963 million in the prior-year period due to lower revenue in the Americas region. On a comparable basis, second-quarter revenue for Diagnostics was up 3% year-over-year.

Sectors      8

Industry

Profit higher, short-cycle

businesses continue stabilizing

Second-quarter profit in Industry was €456 million, up from €345 million a year ago. For comparison, the prior-year period included €46 million in charges related to the “Siemens 2014” productivity improvement program. In the current period, profit development was held back by a loss at the metals technologies business which took €75 million in charges related to a project in the U.S.

Second-quarter revenue came in 1% above the prior-year level, and orders rose 9% year-over-year including a higher volume from large orders. Continuing stabilization in the Sector’s short-cycle business supported overall volume growth. Negative currency translation effects took four percentage points from order growth and three percentage points from revenue growth.

On a geographic basis, revenue rose in Asia, Australia due mainly to restocking in China, and in Europe/CAME. Strong negative currency translation effects resulted in a reported decline in the Americas. Order growth came from Europe/CAME and Asia, Australia, driven mainly by Germany and China, respectively. Orders came in lower in the Americas. The Sector’s book-to-bill ratio was 1.08 and its order backlog at the end of the quarter was €10 billion.

Sectors      9

Revenue and product mix support profit growth

Second-quarter profit for Industry Automation rose to €316 million, due in part to higher capacity utilization on increased revenue and a more favorable product mix. PPA effects related to LMS International NV (LMS) were €11 million in both the current and prior-year quarter. For comparison, acquisition-related deferred revenue adjustments and inventory step-ups related to LMS totaled €14 million for the prior-year period. PPA effects related to UGS Corp. were €35 million in the current quarter compared to €38 million in the prior-year quarter.

Second-quarter revenue for Industry Automation rose 3% year-over-year on double-digit growth in Asia-Australia, including the restocking in China mentioned above. Orders increased 8% compared to the prior-year quarter, as double-digit growth in Asia, Australia and in Europe/CAME more than offset a decline in the Americas.

Profit rises, large

orders support growth

Profit was €210 million at Drive Technologies in the second quarter. The increase year-over-year is due mainly to a low basis of comparison in the prior-year period, when the Division took the majority of the Sector’s charges for the “Siemens 2014” program mentioned above. The program resulted in an improved cost position for the Division in the current quarter, and a stabilizing market environment supported volume growth.

Second-quarter revenue was up 1%, on growth in Europe/CAME. The other reporting regions reported declines, due to negative currency translation effects. Supported by large orders, Europe/CAME and Asia, Australia posted double-digit growth compared to the prior-year period, and orders came in 11% higher for the Division as a whole.

Sectors      10

Infrastructure & Cities

Profit climbs on improvements in

execution, mix and productivity

Infrastructure & Cities delivered another strong year-over-year profit improvement in the second quarter. Profit rose to €325 million, with all Businesses contributing to the increase. For comparison, profit of €6 million in the prior-year period included project charges of €161 million related to high-speed trains in the Transportation & Logistics Business. With improved project execution and higher revenue, this Business generated a profit of €126 million in the current quarter. Sector profit development also included a more favorable business mix and productivity improvements from executing the “Siemens 2014” program, particularly at Power Grid Solutions & Products and Building Technologies. Sector profit also benefited from a €30 million net effect due to the release of accruals related to “Siemens 2014,” primarily at Transportation & Logistics. In contrast, the prior-year period was burdened by €23 million in “Siemens 2014” charges.

Revenue for Infrastructure & Cities rose 9% year-over-year. The increase was due to the Transportation & Logistics Business, including execution of large rolling-stock projects and the acquisition of Invensys Rail between the periods under review. In contrast, second-quarter revenue for the Sector’s other Businesses declined year-over-year, including negative currency translation effects which were particularly strong at Power Grid Solutions & Products. On a geographic basis, double-digit increases in revenue in Europe/CAME and Asia, Australia were partly offset by a decline in the Americas.

Orders for the Sector came in 11% lower compared to the prior-year period, which included a substantially higher volume from major rail orders in Europe/CAME. The order decline in this region more than offset higher orders in Asia, Australia and the Americas in the second quarter. The Sector’s book-to-bill ratio was 1.05 and its order backlog at the end of the quarter was €30 billion.

Sectors      11

Profitable growth on

strong project execution

Transportation & Logistics contributed €126 million to Sector profit in the second quarter, compared to a loss of €156 million a year earlier when the Business took €161 million in project charges related to high-speed trains. PPA effects related to the acquisition of Invensys Rail, which closed in the third quarter of fiscal 2013, were €13 million.

Second-quarter revenue grew more than a third year-over-year, as Transportation & Logistics continued to execute a number of large rolling-stock orders. Due to a substantially higher volume from major orders in the prior-year period, as noted above, orders in the current quarter came in 20% lower year-over-year. Both revenue and orders benefited from the acquisition of Invensys Rail between the periods under review.

Improved productivity and business mix lifts profit

Profit at Power Grid Solutions & Products rose to €112 million despite lower revenue year-over-year. The increase was due mainly to a more favorable business mix and productivity improvements from executing the “Siemens 2014” program. Second-quarter revenue came in 6% lower year-over-year, due to declines in the Americas and Asia, Australia resulting predominately from strong negative currency translation effects.

Europe/CAME reported a moderate revenue increase. Orders were up 3% compared to the prior-year period, driven by a double-digit increase in Europe/CAME. On a comparable basis, primarily excluding currency translation effects, revenue was up 1% and orders rose 9% year-over-year.

Profit climbs on higher

productivity, improved mix

Profit at Building Technologies rose to €91 million compared to €59 million in the same period a year earlier. This increase was driven mainly by productivity improvements from successful implementation of the “Siemens 2014” program and a more favorable business mix. Revenue declined 4% year-over-year. Orders came in 8% below the prior-year period which included a large order for an energy efficiency project in the U.S. Both revenue and orders were influenced by negative currency translation effects.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Sharply higher profit contribution from Equity Investments

In the second quarter, profit at Equity Investments rose to €123 million, up from €29 million a year earlier, when profit was burdened by a loss of €62 million related to Siemens’ stake in Nokia Siemens Networks B.V. This stake was sold between the periods under review. Beginning with the second quarter of fiscal 2014, we report results related to our stake in Bosch Siemens Hausgeräte GmbH (BSH) in phase with results of Siemens, rather than with the lag of one quarter. Therefore profit for this quarter includes results related to BSH from both the current and previous quarter.

Growth strategy continues

at Financial Services

SFS made a solid contribution to profit in the second quarter, with €114 million in income before income taxes, a modest increase compared to the prior-year period. SFS continued to execute its growth strategy, with increases in total assets leading to higher interest income and associated expenses. In contrast, results related to the equity business came in below the level of the prior-year period. Despite substantial early terminations of financings and negative currency translation effects, total assets rose to €19.385 billion at the end of the quarter, compared to €18.661 billion at the end of fiscal 2013.

Corporate Activities and Outlook      13

Corporate Activities

Corporate items and pensions

Corporate items and pensions reported a loss of €249 million in the second quarter compared to a loss of €152 million in the same period a year earlier. Within these figures, the loss at Corporate items was €151 million, compared to a loss of €45 million in the same period a year earlier. Results for the current quarter included expenses resulting from changes in the fair value of warrants issued together with US$3 billion in bonds in fiscal 2012, and negative effects related to legal and regulatory matters. Centrally carried pension expense totaled €97 million in the second quarter, compared to €106 million in the same period a year earlier.

Siemens Real Estate

Income before income taxes at Siemens Real Estate (SRE) was €18 million in the second quarter, compared to a loss of €2 million in the same period a year earlier. As in the past, income from SRE continues to be highly dependent on disposals of real estate.

Improved results from Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €3 million in the second quarter compared to a negative €25 million in the same period a year earlier. The primary factor in the improvement was higher income from Corporate Treasury activities due mainly to changes in the fair value of interest rate derivatives not qualifying for hedge accounting.

Outlook

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a sustainable recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1.

Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net Income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All information is preliminary and unaudited.

Financial Publications are available for download at:

www.siemens.com/ir g Publications & Calendar.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Starting today at 8:45 a.m. CEST, the combined semiannual press and analyst conference with Siemens CEO Joe Kaeser and Siemens CFO Dr. Ralf P. Thomas will be broadcast live on the internet. Journalists can follow the conference and the presentation on the internet at www.siemens.com/pressconference, analysts at www.siemens.com/analystcall. A recording of the conference will subsequently be available under both links.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three and six months ended March 31, 2014 and 2013

(in millions of €, per share amounts in €)

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
Revenue	17,449	17,779	34,774	35,705
Cost of sales	(12,469)	(12,764)	(24,555)	(25,502)

Gross profit	4,980	5,016	10,219	10,202
Research and development expenses	(1,064)	(1,036)	(2,023)	(2,030)
Selling and general administrative expenses	(2,613)	(2,719)	(5,207)	(5,320)
Other operating income	153	56	467	196
Other operating expenses	(91)	(55)	(254)	(191)
Income from investments accounted for using the equity method, net	195	68	349	163
Interest income	254	225	510	458
Interest expenses	(184)	(185)	(373)	(375)
Other financial income (expenses), net	(21)	(37)	(113)	(70)

Income from continuing operations before income taxes	1,609	1,333	3,577	3,033
Income tax expenses	(446)	(352)	(1,027)	(902)

Income from continuing operations	1,163	980	2,550	2,130
Income (loss) from discontinued operations, net of income taxes	(10)	49	61	113

Net income	1,153	1,030	2,610	2,243

Attributable to:
Non-controlling interests	29	20	54	37
Shareholders of Siemens AG	1,124	1,009	2,556	2,207
Basic earnings per share
Income from continuing operations	1.34	1.14	2.95	2.48
Income (loss) from discontinued operations	(0.01)	0.06	0.07	0.13

Net income	1.33	1.20	3.03	2.61

Diluted earnings per share
Income from continuing operations	1.33	1.13	2.92	2.46
Income (loss) from discontinued operations	(0.01)	0.06	0.07	0.13

Net income	1.32	1.18	3.00	2.59

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)

For the three and six months ended March 31, 2014 and 2013

(in millions of €)

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
Net income	1,153	1,030	2,610	2,243
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(607)	41	(232)	(55)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(142)	341	(510)	(35)
Available-for-sale financial assets	101	8	324	9
Derivative financial instruments	(33)	(32)	(24)	42

	(74)	316	(211)	16

Other comprehensive income, net of income taxes(1)	(682)	357	(442)	(39)

Total comprehensive income	471	1,386	2,168	2,205

Attributable to:
Non-controlling interests	29	37	55	38
Shareholders of Siemens AG	442	1,349	2,113	2,166

(1)	Includes income (expenses) resulting from investments accounted for using the equity method of €(24) million and €(48) million, respectively, for the three months ended March 31, 2014 and 2013, and €(72) million and €(114) million for the six months ended March 31, 2014 and 2013, respectively. Thereof €6 million and €(59) million, respectively, for the three months ended March 31, 2014 and 2013, and €7 million and €(117) million for the six months ended March 31, 2014 and 2013, respectively, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2014 (preliminary and unaudited) and September 30, 2013

(in millions of €)

	03/31/14	09/30/13
ASSETS
Cash and cash equivalents	8,585	9,190
Available-for-sale financial assets	799	601
Trade and other receivables	14,231	14,853
Other current financial assets	3,002	3,250
Inventories	16,364	15,560
Current income tax assets	579	794
Other current assets	1,281	1,297
Assets classified as held for disposal	418	1,393

Total current assets	45,259	46,937

Goodwill	17,673	17,883
Other intangible assets	4,770	5,057
Property, plant and equipment	9,505	9,815
Investments accounted for using the equity method	3,253	3,022
Other financial assets	16,461	15,117
Deferred tax assets	3,152	3,234
Other assets	972	872

Total non-current assets	55,786	54,999

Total assets	101,045	101,936

LIABILITIES AND EQUITY
Short-term debt and current maturities of long-term debt	3,757	1,944
Trade payables	6,787	7,599
Other current financial liabilities	1,583	1,515
Current provisions	4,550	4,485
Current income tax liabilities	1,704	2,151
Other current liabilities	18,486	19,701
Liabilities associated with assets classified as held for disposal	126	473

Total current liabilities	36,994	37,868

Long-term debt	18,587	18,509
Post-employment benefits	9,614	9,265
Deferred tax liabilities	506	504
Provisions	3,768	3,907
Other financial liabilities	1,289	1,184
Other liabilities	1,952	2,074

Total non-current liabilities	35,715	35,443

Total liabilities	72,709	73,312

Equity
Issued capital, no par value(1)	2,643	2,643
Capital reserve	5,449	5,484
Retained earnings	22,412	22,663
Other components of equity	56	268
Treasury shares, at cost(2)	(2,704)	(2,946)

Total equity attributable to shareholders of Siemens AG	27,856	28,111

Non-controlling interests	480	514

Total equity	28,336	28,625

Total liabilities and equity	101,045	101,936

(1)	Authorized: 1,087,200,000 (thereof 176,200,000 pending commercial registry entry) and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(2)	34,871,122 and 37,997,595 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOWS (preliminary and unaudited)

For the three months ended March 31, 2014 and 2013

(in millions of €)

	Three months ended March 31,
	2014	2013
Cash flows from operating activities
Net income	1,153	1,030
Adjustments to reconcile net income to cash flows from operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	10	(49)
Amortization, depreciation and impairments	617	695
Income tax expenses	446	352
Interest (income) expenses, net	(70)	(40)
(Gains) losses on disposals of assets related to investing activities, net(1)	(111)	(2)
Other (income) losses from investments(1)	(191)	(63)
Other non-cash (income) expenses	15	108
Change in assets and liabilities
Inventories	(307)	(61)
Trade and other receivables	294	679
Trade payables	274	235
Other assets and liabilities	49	(619)
Additions to assets leased to others in operating leases	(96)	(119)
Income taxes paid	(561)	(702)
Dividends received	21	74
Interest received	238	196

Cash flows from operating activities — continuing operations	1,779	1,712
Cash flows from operating activities — discontinued operations	12	20

Cash flows from operating activities — continuing and discontinued operations	1,791	1,732
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(390)	(352)
Acquisitions of businesses, net of cash acquired	(6)	(689)
Purchase of investments(1)	(44)	(110)
Purchase of current available-for-sale financial assets	(142)	(22)
Change in receivables from financing activities	(542)	(440)
Disposal of investments, intangibles and property, plant and equipment(1)	68	331
Disposal of businesses, net of cash disposed	78	(1)
Disposal of current available-for-sale financial assets	17	10

Cash flows from investing activities — continuing operations	(960)	(1,273)
Cash flows from investing activities — discontinued operations	517	(59)

Cash flows from investing activities — continuing and discontinued operations	(444)	(1,332)
Cash flows from financing activities
Purchase of treasury shares	—	(100)
Other transactions with owners	(13)	8
Issuance of long-term debt	218	3,467
Repayment of long-term debt (including current maturities of long-term debt)	(23)	(2,023)
Change in short-term debt and other financing activities	962	969
Interest paid	(163)	(105)
Dividends paid to shareholders of Siemens AG	(2,533)	(2,528)
Dividends attributable to non-controlling interests	(75)	(66)

Cash flows from financing activities — continuing operations	(1,628)	(380)
Cash flows from financing activities — discontinued operations	—	(13)

Cash flows from financing activities — continuing and discontinued operations	(1,628)	(393)
Effect of changes in exchange rates on cash and cash equivalents	(45)	60
Change in cash and cash equivalents	(325)	68
Cash and cash equivalents at beginning of period	8,911	7,875

Cash and cash equivalents at end of period	8,586	7,943
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	1	51

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,585	7,892

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOWS (preliminary and unaudited)

For the six months ended March 31, 2014 and 2013

(in millions of €)

	Six months ended March 31,
	2014	2013
Cash flows from operating activities
Net income	2,610	2,243
Adjustments to reconcile net income to cash flows from operating activities — continuing operations
Income from discontinued operations, net of income taxes	(61)	(113)
Amortization, depreciation and impairments	1,229	1,339
Income tax expenses	1,027	902
Interest (income) expenses, net	(137)	(84)
(Gains) losses on disposals of assets related to investing activities, net(1)	(238)	(39)
Other (income) losses from investments(1)	(345)	(146)
Other non-cash (income) expenses	282	236
Change in assets and liabilities
Inventories	(990)	(508)
Trade and other receivables	364	(5)
Trade payables	(688)	(1,244)
Other assets and liabilities	(1,006)	(942)
Additions to assets leased to others in operating leases	(175)	(211)
Income taxes paid	(984)	(1,271)
Dividends received	123	99
Interest received	465	412

Cash flows from operating activities — continuing operations	1,476	669
Cash flows from operating activities — discontinued operations	(24)	88

Cash flows from operating activities — continuing and discontinued operations	1,452	757
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(745)	(724)
Acquisitions of businesses, net of cash acquired	(5)	(718)
Purchase of investments(1)	(148)	(196)
Purchase of current available-for-sale financial assets	(216)	(29)
Change in receivables from financing activities	(1,139)	(559)
Disposal of investments, intangibles and property, plant and equipment(1)	261	388
Disposal of businesses, net of cash disposed	90	(42)
Disposal of current available-for-sale financial assets	37	30

Cash flows from investing activities — continuing operations	(1,865)	(1,849)
Cash flows from investing activities — discontinued operations	446	(115)

Cash flows from investing activities — continuing and discontinued operations	(1,419)	(1,964)
Cash flows from financing activities
Purchase of treasury shares	—	(1,320)
Other transactions with owners	(19)	4
Issuance of long-term debt	218	3,467
Repayment of long-term debt (including current maturities of long-term debt)	(28)	(2,032)
Change in short-term debt and other financing activities	2,101	947
Interest paid	(241)	(229)
Dividends paid to shareholders of Siemens AG	(2,533)	(2,528)
Dividends attributable to non-controlling interests	(79)	(108)

Cash flows from financing activities — continuing operations	(582)	(1,798)
Cash flows from financing activities — discontinued operations	—	(19)

Cash flows from financing activities — continuing and discontinued operations	(582)	(1,817)
Effect of changes in exchange rates on cash and cash equivalents	(98)	17
Change in cash and cash equivalents	(648)	(3,007)
Cash and cash equivalents at beginning of period	9,234	10,950

Cash and cash equivalents at end of period	8,586	7,943
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	1	51

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,585	7,892

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended March 31, 2014 and 2013 and as of September 30, 2013

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	03/31/14	9/30/13	2014	2013	2014	2013	2014	2013
Sectors
Energy	6,105	8,464	5,545	6,196	55	64	5,600	6,260	255	551	2,259	1,621	799	925	96	71	123	130
Healthcare	3,196	3,330	3,251	3,273	5	5	3,256	3,278	531	445	11,125	11,023	404	450	74	62	151	158
Industry	4,783	4,402	4,026	3,995	404	389	4,430	4,385	456	345	6,989	6,549	297	448	67	75	141	174
Infrastructure & Cities	4,662	5,210	4,268	3,876	154	186	4,422	4,062	325	6	5,437	4,973	226	(37)	49	50	72	67

Total Sectors	18,746	21,406	17,089	17,340	619	644	17,708	17,984	1,566	1,348	25,809	24,166	1,726	1,786	285	258	487	529
Equity Investments	—	—	—	—	—	—	—	—	123	29	2,960	2,488	—	5	—	—	—	—
Financial Services (SFS)	236	236	188	221	48	15	236	236	114	113	19,385	18,661	192	301	9	3	51	61
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	55	102	58	66	1	3	59	68	35	21	(249)	(267)	(2)	(6)	1	2	1	1
Siemens Real Estate (SRE)	602	622	65	69	537	553	602	622	18	(2)	4,607	4,747	(11)	16	81	69	62	75
Corporate items and pensions	91	132	50	85	43	48	93	133	(249)	(152)	(11,290)	(11,252)	(175)	(75)	14	21	19	37
Eliminations, Corporate Treasury and other reconciling items	(1,301)	(1,264)	—	—	(1,249)	(1,264)	(1,249)	(1,264)	3	(25)	59,823	63,393	(340)	(666)	(1)	—	(7)	(9)

Siemens	18,430	21,235	17,449	17,779	—	—	17,449	17,779	1,609	1,333	101,045	101,936	1,390	1,360	390	352	613	694

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the six months ended March 31, 2014 and 2013 and as of September 30, 2013

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	03/31/14	9/30/13	2014	2013	2014	2013	2014	2013
Sectors
Energy	13,322	15,835	11,262	12,435	120	127	11,382	12,562	761	961	2,259	1,621	97	135	167	144	245	274
Healthcare	6,395	6,616	6,338	6,519	13	10	6,350	6,530	1,002	948	11,125	11,023	692	675	145	114	299	320
Industry	9,394	8,691	7,975	8,039	774	756	8,749	8,796	938	851	6,989	6,549	377	649	124	129	288	314
Infrastructure & Cities	10,985	9,574	8,489	7,858	297	344	8,786	8,202	654	147	5,437	4,973	123	(403)	93	99	144	135

Total Sectors	40,096	40,717	34,063	34,852	1,204	1,238	35,267	36,090	3,355	2,909	25,809	24,166	1,288	1,056	529	486	976	1,042
Equity Investments	—	—	—	—	—	—	—	—	203	151	2,960	2,488	(5)	5	—	—	—	—
Financial Services (SFS)	463	440	371	413	92	27	463	440	223	230	19,385	18,661	298	396	18	46	103	119
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	116	168	116	130	4	5	120	135	45	23	(249)	(267)	33	(23)	3	2	1	2
Siemens Real Estate (SRE)	1,189	1,222	126	144	1,063	1,078	1,189	1,222	150	43	4,607	4,747	(85)	(77)	164	155	123	140
Corporate items and pensions	174	259	98	166	78	93	176	259	(435)	(318)	(11,290)	(11,252)	(515)	(510)	32	36	37	54
Eliminations, Corporate Treasury and other reconciling items	(2,773)	(2,398)	—	—	(2,441)	(2,442)	(2,441)	(2,442)	35	(5)	59,823	63,393	(284)	(902)	(2)	—	(15)	(18)

Siemens	39,266	40,408	34,774	35,705	—	—	34,774	35,705	3,577	3,033	101,045	101,936	732	(56)	745	724	1,225	1,339

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended March 31, 2014 and 2013

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2014	2013	% Change		therein		2014	2013	% Change		therein		2014	2013	% Change	2014	2013
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adjus- ted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	6,105	8,464	(28)%	(23)%	(4)%	0%	5,600	6,260	(11)%	(6)%	(4)%	0%	255	551	(54)%	4.6%	8.8%
therein:
Power Generation	3,031	3,785	(20)%	(14)%	(5)%	(1)%	3,220	3,674	(12)%	(8)%	(4)%	(1)%	592	555	7%	18.4%	15.1%
Wind Power	1,679	3,289	(49)%	(46)%	(3)%	0%	1,156	1,046	11%	13%	(3)%	0%	(50)	53	n/a	(4.3)%	5.1%
Power Transmission	1,445	1,421	2%	7%	(5)%	0%	1,228	1,507	(19)%	(14)%	(4)%	0%	(297)	(49)	>(200)%	(24.2)%	(3.2)%
Healthcare Sector	3,196	3,330	(4)%	1%	(5)%	0%	3,256	3,278	(1)%	5%	(6)%	0%	531	445	19%	16.3%	13.6%
therein:
Diagnostics	937	963	(3)%	3%	(5)%	0%	937	963	(3)%	3%	(5)%	0%	101	84	20%	10.8%	8.7%
Industry Sector	4,783	4,402	9%	12%	(4)%	0%	4,430	4,385	1%	5%	(3)%	0%	456	345	32%	10.3%	7.9%
therein:
Industry Automation	2,174	2,021	8%	11%	(4)%	0%	2,000	1,946	3%	6%	(4)%	0%	316	197	61%	15.8%	10.1%
Drive Technologies	2,472	2,230	11%	14%	(3)%	0%	2,203	2,186	1%	5%	(3)%	0%	210	147	42%	9.5%	6.7%
Infrastructure & Cities Sector	4,662	5,210	(11)%	(12)%	(3)%	5%	4,422	4,062	9%	7%	(4)%	6%	325	6	>200%	7.3%	0.2%
therein:
Transportation & Logistics	1,888	2,356	(20)%	(29)%	(2)%	11%	1,791	1,317	36%	21%	(3)%	17%	126	(156)	n/a	7.0%	(11.9)%
Power Grid Solutions & Products	1,498	1,460	3%	9%	(6)%	0%	1,363	1,442	(6)%	1%	(6)%	0%	112	98	14%	8.2%	6.8%
Building Technologies	1,337	1,455	(8)%	(6)%	(2)%	0%	1,326	1,375	(4)%	(1)%	(2)%	0%	91	59	54%	6.9%	4.3%

Total Sectors	18,746	21,406	(12)%	(10)%	(4)%	1%	17,708	17,984	(2)%	1%	(4)%	1%	1,566	1,348	16%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the six months ended March 31, 2014 and 2013

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2014	2013	% Change		therein		2014	2013	% Change		therein		2014	2013	% Change	2014	2013
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adju- sted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	13,322	15,835	(16)%	(11)%	(4)%	0%	11,382	12,562	(9)%	(5)%	(4)%	0%	761	961	(21)%	6.7%	7.7%
therein:
Power Generation	6,856	8,383	(18)%	(13)%	(4)%	(1)%	6,445	7,468	(14)%	(9)%	(4)%	(1)%	1,128	1,087	4%	17.5%	14.6%
Wind Power	3,937	4,451	(12)%	(8)%	(4)%	0%	2,466	2,183	13%	17%	(4)%	0%	13	105	(88)%	0.5%	4.8%
Power Transmission	2,635	2,807	(6)%	(1)%	(5)%	0%	2,495	2,891	(14)%	(9)%	(5)%	0%	(381)	(65)	>(200)%	(15.3)%	(2.2)%
Healthcare Sector	6,395	6,616	(3)%	2%	(6)%	0%	6,350	6,530	(3)%	3%	(6)%	0%	1,002	948	6%	15.8%	14.5%
therein:
Diagnostics	1,847	1,924	(4)%	2%	(6)%	0%	1,847	1,924	(4)%	2%	(6)%	0%	202	195	3%	10.9%	10.2%
Industry Sector	9,394	8,691	8%	11%	(4)%	1%	8,749	8,796	(1)%	2%	(3)%	0%	938	851	10%	10.7%	9.7%
therein:
Industry Automation	4,276	3,982	7%	9%	(4)%	2%	4,016	3,941	2%	4%	(4)%	1%	655	510	28%	16.3%	12.9%
Drive Technologies	4,792	4,483	7%	10%	(3)%	0%	4,247	4,277	(1)%	3%	(3)%	0%	343	316	8%	8.1%	7.4%
Infrastructure & Cities Sector	10,985	9,574	15%	14%	(4)%	5%	8,786	8,202	7%	6%	(4)%	5%	654	147	>200%	7.4%	1.8%
therein:
Transportation & Logistics	5,120	3,713	38%	29%	(4)%	13%	3,463	2,686	29%	16%	(3)%	17%	210	(210)	n/a	6.1%	(7.8)%
Power Grid Solutions & Products	3,318	3,169	5%	10%	(6)%	0%	2,771	2,878	(4)%	2%	(6)%	0%	238	198	20%	8.6%	6.9%
Building Technologies	2,685	2,823	(5)%	(2)%	(3)%	0%	2,666	2,777	(4)%	(1)%	(3)%	0%	206	152	36%	7.7%	5.5%

Total Sectors	40,096	40,717	(2)%	2%	(4)%	1%	35,267	36,090	(2)%	1%	(4)%	1%	3,355	2,909	15%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended March 31, 2014 and 2013

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sectors
Energy Sector	255	551	29	11	(7)	(7)	234	548	25	30	98	101	357	679	6.4%	10.9%
therein:
Power Generation	592	555	16	6	(5)	(4)	580	553	14	17	50	55	644	625
Wind Power	(50)	53	1	(4)	(2)	(2)	(49)	59	8	9	26	24	(15)	92
Power Transmission	(297)	(49)	8	5	(2)	(3)	(303)	(51)	3	3	21	25	(279)	(23)
Healthcare Sector	531	445	1	2	17	4	513	440	70	78	85	80	668	598	20.5%	18.2%
therein:
Diagnostics	101	84	—	—	18	3	84	82	46	48	53	53	183	183
Industry Sector	456	345	1	4	2	(1)	452	342	70	85	71	89	594	517	13.4%	11.8%
therein:
Industry Automation	316	197	—	—	3	—	313	197	57	64	25	29	396	290
Drive Technologies	210	147	1	4	—	—	209	144	11	19	43	57	263	221
Infrastructure & Cities Sector	325	6	6	6	(5)	(6)	323	6	30	27	42	41	395	73	8.9%	1.8%
therein:
Transportation & Logistics	126	(156)	3	4	(4)	(2)	127	(158)	16	4	15	11	158	(143)
Power Grid Solutions & Products	112	98	3	2	(1)	(4)	110	100	5	9	16	18	131	126
Building Technologies	91	59	1	—	—	—	91	59	10	14	10	11	110	85
Total Sectors	1,566	1,348	37	22	7	(10)	1,522	1,337	196	219	296	311	2,013	1,867

Equity Investments	123	29	119	6	4	23	—	—	—	—	—	—	—	—
Financial Services (SFS)	114	113	12	20	128	104	(26)	(11)	1	1	50	60	25	50
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	35	21	27	21	—	—	8	—	—	1	—	—	9	1
Siemens Real Estate (SRE)	18	(2)	—	—	(27)	(28)	45	26	—	—	62	74	107	100
Corporate items and pensions	(249)	(152)	—	—	(121)	(88)	(127)	(64)	5	4	14	32	(109)	(27)
Eliminations, Corporate Treasury and other reconciling items	3	(25)	—	(1)	59	2	(56)	(25)	—	—	(7)	(9)	(63)	(34)

Siemens	1,609	1,333	195	68	49	3	1,365	1,262	202	226	415	470	1,982	1,957

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €4 million and €— million for the three months ended March 31, 2014 and 2013, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the six months ended March 31, 2014 and 2013

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sectors
Energy Sector	761	961	57	(67)	(20)	(15)	724	1,043	52	56	193	218	969	1,317	8.5%	10.5%
therein:
Power Generation	1,128	1,087	24	20	(12)	(9)	1,116	1,076	29	34	99	108	1,244	1,218
Wind Power	13	105	3	(7)	(6)	(3)	16	115	16	15	50	45	82	175
Power Transmission	(381)	(65)	15	10	(4)	(5)	(392)	(70)	7	7	43	50	(343)	(13)
Healthcare Sector	1,002	948	2	4	21	4	979	941	141	160	162	159	1,281	1,260	20.2%	19.3%
therein:
Diagnostics	202	195	—	—	21	6	181	190	93	99	103	106	377	395
Industry Sector	938	851	2	5	1	(3)	935	849	144	149	144	165	1,223	1,163	14.0%	13.2%
therein:
Industry Automation	655	510	—	—	2	(1)	652	511	118	114	52	56	823	681
Drive Technologies	343	316	2	5	(1)	(2)	342	313	23	31	86	103	450	446
Infrastructure & Cities Sector	654	147	16	18	(8)	(10)	646	139	63	55	81	80	790	274	9.0%	3.3%
therein:
Transportation & Logistics	210	(210)	9	13	(6)	(4)	206	(219)	33	7	27	21	266	(191)
Power Grid Solutions & Products	238	198	5	5	(1)	(5)	235	198	10	18	32	35	277	250
Building Technologies	206	152	2	—	(1)	(1)	205	152	20	30	20	23	245	205
Total Sectors	3,355	2,909	77	(40)	(6)	(24)	3,283	2,973	399	421	580	621	4,263	4,015

Equity Investments	203	151	194	139	8	12	1	—	—	—	—	—	1	—
Financial Services (SFS)	223	230	37	44	273	214	(86)	(29)	2	3	100	117	17	90
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	45	23	42	22	(1)	—	4	1	—	1	1	1	6	3
Siemens Real Estate (SRE)	150	43	—	—	(54)	(56)	203	99	1	1	123	139	326	238
Corporate items and pensions	(435)	(318)	—	—	(306)	(166)	(129)	(151)	9	9	28	46	(92)	(97)
Eliminations, Corporate Treasury and other reconciling items	35	(5)	—	(3)	110	34	(75)	(36)	—	—	(15)	(18)	(90)	(54)

Siemens	3,577	3,033	349	163	25	13	3,202	2,856	412	434	817	906	4,431	4,196

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €4 million and €— million for the six months ended March 31, 2014 and 2013, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)

External revenue of Sectors by regions

For the six months ended March 31, 2014 and 2013

(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa, Middle East				therein Germany				Americas				Asia, Australia				Total
	2014	2013	% Change		2014	2013	% Change		2014	2013	% Change		2014	2013	% Change		2014	2013	% Change
Sectors
Energy Sector	5,772	6,756	(15)%		931	959	(3)%		3,299	3,493	(6)%		2,191	2,185	0%		11,262	12,435	(9)%
Healthcare Sector	2,187	2,192	(0)%		471	479	(2)%		2,612	2,681	(3)%		1,539	1,646	(6)%		6,338	6,519	(3)%
Industry Sector	4,534	4,478	1%		2,057	2,046	1%		1,365	1,567	(13)%		2,077	1,994	4%		7,975	8,039	(1)%
Infrastructure & Cities Sector	5,478	4,840	13%		1,351	1,250	8%		1,853	1,979	(6)%		1,157	1,039	11%		8,489	7,858	8%
Reconciliation to Siemens	545	616	(12)%		284	358	(20)%		151	226	(33)%		16	11	46%		711	853	(17)%

Siemens	18,515	18,883	(2)%		5,095	5,090	0%		9,280	9,947	(7)%		6,980	6,875	2%		34,774	35,705	(3)%

	External revenue of Sectors as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)																Percentage of Siemens
	Europa, C.I.S.(1), Africa, Middle East				therein Germany				Americas				Asia, Australia				Total
	2014	2013	Change		2014	2013	Change		2014	2013	Change		2014	2013	Change		2014	2013	Change
			in pp				in pp				in pp				in pp				in pp
Sectors
Energy Sector	51%	54%	(3.1	) pp	8%	8%	0.6	pp	29%	28%	1.2	pp	20%	18%	1.9	pp	32%	35%	(2.4	) pp
Healthcare Sector	35%	34%	0.9	pp	7%	7%	0.1	pp	41%	41%	0.1	pp	24%	25%	(1.0	) pp	18%	18%	(0.0	) pp
Industry Sector	57%	56%	1.1	pp	26%	25%	0.4	pp	17%	19%	(2.4	) pp	26%	25%	1.2	pp	23%	23%	0.4	pp
Infrastructure & Cities Sector	64%	62%	2.9	pp	16%	16%	0.0	pp	22%	25%	(3.4	) pp	14%	13%	0.4	pp	24%	22%	2.4	pp
Reconciliation to Siemens	77%	72%	4.4	pp	40%	42%	(1.9	) pp	21%	27%	(5.3	) pp	2%	1%	1.0	pp	2%	2%	(0.3	) pp

Siemens	53%	53%	0.4	pp	15%	14%	0.4	pp	27%	28%	(1.2	) pp	20%	19%	0.8	pp	100%	100%

(1)	Commonwealth of Independent States.

Due to rounding, numbers presented may not add up precisely to totals provided.

Investor Relations
Munich, May 6, 2014

Ad-hoc Announcement

according to § 15 WpHG (Securities Trading Act)

Siemens AG adopts Vision 2020

The Supervisory Board of Siemens AG today has approved the Siemens – Vision 2020 as adopted by the Managing Board on May, 5 2014. In the future, Siemens AG will position itself along electrification, automation and digitalization, where it has identified growth fields in which it sees its maximum long-term potential. The company is orienting its resource allocation toward these growth fields and has announced the first concrete measures in this connection.

Siemens is acquiring the Rolls-Royce Energy aero-derivative gas turbine and compressor business and thereby strengthening its position in the growing oil and gas industry as well as in the field of decentralized power generation. The purchase price is £785 million or about €950 million. In addition, as part of the transaction, Siemens will get exclusive access to future Rolls-Royce aero-turbine technology developments in the 4 to 85 megawatt power output range as well as preferred access to supply and engineering services. For this 25 year duration agreement, Siemens will pay Rolls-Royce an additional £200 million, or about €240 million. The transaction is expected to close before the end of December 2014, subject to regulatory approvals. As part of its realignment, Siemens AG is preparing to publicly list its audiology activities.

As of October 1, 2014, the organization will be streamlined by eliminating the Sector level and bundling business into nine Divisions instead of the current 16. In addition, the healthcare business will be separately managed in the future. This will give Healthcare greater flexibility on the medical engineering market, which is characterized by fundamental changes and paradigm shifts. In addition, the company’s support functions – for example, human resources and communications - are to be streamlined and centrally managed in the future. These measures, which are expected to increase productivity by some €1 billion a year, are to be fully effective by the end of fiscal 2016. To optimize cost development sustainably, the company has set a new target for total cost productivity. Starting in fiscal 2015, it is to total three to five percent a year.

Siemens AG GM IR Investor Relations D-80312 Munich	Mariel von Drathen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

Disclaimer

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Siemens AG GM IR Investor Relations D-80312 Munich	Mariel von Drathen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

Investor Relations
Munich, May 6, 2014

Ad-hoc Announcement

according to § 15 WpHG (Securities Trading Act)

Management Board Changes

As part of its realignment, Siemens AG has named its future management team. The Supervisory Board of Siemens AG has appointed Lisa Davis – who is currently Executive Vice President Strategy, Portfolio and Alternative Energies at Royal Dutch Shell – to the Managing Board, effective August 1, 2014. Lisa Davis will be responsible on the Managing Board for the Power and Gas Division, the Wind Power and Renewables Division, the Power Generation Services Division, the Region North America and the Region South America. She will be based in the United States. Michael Süß is resigning from the Managing Board with immediate effect, for personal reasons and by mutual consent. He will continue to be available to Siemens’ President and CEO in a consultative capacity. Until Lisa Davis assumes her position, the Energy Sector will be headed by Randy Zwirn on an acting basis and represented on the Managing Board by Klaus Helmrich.

A number of further changes in business responsibilities on the Managing Board will take effect on October 1, 2014. Klaus Helmrich and Siegfried Russwurm will exchange their current responsibilities: Siegfried Russwurm will be the company’s new Chief Technology Officer and Labor Director. He will also be responsible for the Region Middle East and the Region Russia/C.I.S. Klaus Helmrich will be responsible for the Digital Factory Division, the Process Industries and Drives Division, the Region Europe and the Region Africa. Roland Busch will have responsibility for the Building Technologies Division and the newly formed Mobility and Energy Management Divisions and will remain responsible for the Region Asia/Australia. Ralf P. Thomas will head Corporate Services in addition to serving as CFO.

Disclaimer

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA

Siemens AG GM IR Investor Relations D-80312 Munich	Mariel von Drathen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Siemens AG GM IR Investor Relations D-80312 Munich	Mariel von Drathen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

Munich, May 7, 2014

Siemens – Vision 2020

•	Focus on growth fields along the electrification, automation and digitalization

•	Acquisition of Rolls-Royce gas turbine and compressor business, joint venture for Metals Technologies and public listing of audiology set the course

•	New organization with flatter structures – Sector level eliminated

•	Greater employee participation in company success – Siemens to make up to €400 million available annually depending on company performance

•	Launch of share buyback of up to €4 billion upcoming

In the future, Siemens AG will position itself along the electrification, automation and digitalization. Along these value chains Siemens has identified several growth fields in which it sees its greatest long-term potential. The company is orienting its resource allocation toward these growth fields and has announced concrete measures in this direction. The measures include the purchase of the major part of Rolls-Royce’s energy business and the contribution of Siemens’ Metals Technologies into a joint venture. A public listing of the audiology business will also be prepared. In addition, Siemens is making its organization flatter and more customer-oriented. This is Siemens – Vision 2020.

“Our Vision 2020 addresses our company’s long-term perspectives along the modern electrification and automation value chains. By expanding share-based employee participation in our company’s success, we’re creating a sustainable ownership culture at Siemens,” said Siemens President and CEO Joe Kaeser.

The company wants to expand its share plans for employees below the senior management level and increase the number of employee shareholders by at least 50 percent to well over 200,000. For this purpose, Siemens will make up to €400 million available annually depending on company performance. In addition, the launch of the previously announced share buyback program of up to €4 billion is upcoming.

Siemens AG

Wittelsbacherplatz 2, 80333 Munich, Germany

Communications and Government Affairs

Head: Stephan Heimbach

Siemens AG	Press release

The future focus on electrification, automation and digitalization is the result of the in-depth and extensive analysis begun in August 2013. Siemens has identified the fields where it will be able to achieve long-term growth and high profitability with its products and its unique technological knowhow.

In electrification and automation, Siemens already holds a clear No. 1 position in many markets. The growth fields in these two areas include the markets for small gas turbines and offshore wind turbines, which are profiting from a growing demand for secure and sustainable power supplies. The process industry, for example, offers attractive opportunities that Siemens can leverage even more intensively with its automation and drives solutions. The market for the production of unconventional oil and gas also offers attractive growth potential for Siemens.

Siemens intends to fully exploit the potential of increasing digitalization not just in manufacturing. Utilizing software and simulations, the Digital Factory makes product development considerably faster and more efficient. Data-driven services, software and IT solutions are of decisive importance as they have a substantial influence on all of Siemens’ future growth fields.

In order to take full advantage of the market potential in these fields, Siemens is realigning its organizational structures. As of October 1, 2014, the organization will be streamlined by eliminating the Sector level and bundling business into nine Divisions instead of the current 16. In addition, Healthcare will be separately managed in the future. This means that regional organization structures can be tailored to the requirements of the healthcare market and do not have to conform to the company’s organizational matrix. This will give Healthcare greater flexibility on the medical technologies market, which is characterized by fundamental changes and paradigm shifts. As part of its realignment, Siemens is also preparing the going public of its audiology business.

Bundling the Divisions and eliminating the Sectors will reduce bureaucracy, cut costs and accelerate decision-making within the company. In addition, the company’s support functions – for example, human resources and communications – are to be streamlined and centrally managed in the future. These measures, which are expected to increase productivity by some €1 billion a year, are to be fully effective by the end of fiscal 2016. To optimize cost development sustainably, the company has set a new target for total cost productivity. Starting in fiscal 2015, it is to total three to five percent a year.

As of fiscal 2015, the Divisions will be assigned target profit margin ranges excluding ppa – that is, excluding the acquisition-related amortization of intangibles. These target ranges are oriented on the profit margins of each Division’s main competitors.

Siemens AG	Press release

Power and Gas	11 –15%
Wind Power and Renewables	5 – 8%
Energy Management	7 – 10%
Building Technologies	8 – 11%
Mobility	6 – 9%
Digital Factory	14 – 20%
Process Industries and Drives	8 – 12%
Healthcare	15 – 19%
Financial Services	15 – 20% (Return on equity)

Contact for journalists:

Marc Langendorf, Tel.: +49 89 636-41436

E-mail: marc.langendorf@siemens.com

Find all information regarding Siemens‘ strategic realignment and the combined press and analyst conference on May 7, 2014 at 8:45 AM CEST at www.siemens.com/pressconference

Follow us on Twitter at: www.twitter.com/siemens_press

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business

Siemens AG	Press release

strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Munich, May 6, 2014

Siemens names future management team

As part of its realignment, Siemens AG has named its future management team. The Supervisory Board of Siemens AG has appointed Lisa Davis – who is currently Executive Vice President Strategy, Portfolio and Alternative Energies at Royal Dutch Shell – to the Managing Board, effective August 1, 2014. Lisa Davis will be responsible on the Managing Board for the Power and Gas Division, the Wind Power and Renewables Division, the Power Generation Services Division, the Region North America and the Region South America. She will be based in the United States. Michael Süß is resigning from the Managing Board with immediate effect, for personal reasons and by mutual consent. He will continue to be available to Siemens’ President and CEO in a consultative capacity. Until Lisa Davis assumes her position, the Energy Sector will be headed by Randy Zwirn on an acting basis and represented on the Managing Board by Klaus Helmrich.

A number of further changes in business responsibilities on the Managing Board will take effect on October 1, 2014. Klaus Helmrich and Siegfried Russwurm will exchange their current responsibilities: Siegfried Russwurm will be the company’s new Chief Technology Officer and Labor Director. He will also be responsible for the Region Middle East and the Region Russia/C.I.S. Klaus Helmrich will be responsible for the Digital Factory Division, the Process Industries and Drives Division, the Region Europe and the Region Africa. Roland Busch will have responsibility for the Building Technologies Division and the newly formed Mobility and Energy Management Divisions and will remain responsible for the Region Asia/Australia. Ralf P. Thomas will head Corporate Services in addition to serving as CFO.

As of the beginning of fiscal 2015 on October 1, 2014, Siemens’ activities will be organized into nine Divisions. In addition, Healthcare will be managed as a separate business within Siemens AG.

Siemens AG

Wittelsbacherplatz 2, 80333 Munich, Germany

Communications and Government Affairs

Head: Stephan Heimbach

Siemens AG	Press release

At the Division level, the future Power and Gas Division will include, among other segments, Siemens’ portfolio for large gas and steam turbines, compressors and gas turbines for distributed power generation. Revenue in fiscal 2013 was an estimated €14 billion. The Division will be headed by Roland Fischer, currently CEO of the Power Generation Division.

The Wind Power and Renewables Division will serve, among other things, the rapidly growing field of onshore and offshore wind power generation. Revenue was roughly €5 billion. Markus Tacke, currently CEO of Wind Power, has been named CEO of the new Division.

The Power Generation Services Division will comprise the service business for the large installed base of Siemens’ power generation products and will be headed by Randy Zwirn, who is presently CEO of the Energy Service Division. Its business figures will continue to be included in the reporting of the two Divisions named above.

The Energy Management Division will bundle solutions and products for power transmission and distribution as well as technologies for smart grids. Revenue was around €12 billion. The Division will be in the hands of Ralf Christian and Jan Mrosik, who are currently responsible for the Low and Medium Voltage Division and the Smart Grid Division, respectively. Effective May 7, 2014, Jan Mrosik will, under the present Division structure and in addition to his current responsibilities, succeed Karlheinz Springer as head of the Power Transmission Division.

The Building Technologies Division will offer integrated automation solutions and intelligent technologies for buildings and continue to be headed by Johannes Milde. Revenue was approximately €6 billion in fiscal 2013.

The Mobility Division will comprise the company’s train technology and rail automation activities in order to address the growth field of Smart Mobility with intelligent and integrated solutions. Revenue was around €7 billion in fiscal 2013. Division CEO will be Jochen Eickholt, who currently heads the Rail Systems Division.

Siemens AG	Press release

The Digital Factory Division intends to shape the future of manufacturing by merging the real and digital worlds in the areas of design, production and service. The Division will bundle specialized solutions and technologies for automation systems, industrial switchgear and industry software (PLM) under one roof. Revenue amounts to about €9 billion. The Division will be headed by Anton Huber, who is presently CEO of the Industry Automation Division.

The Process Industries and Drives Division will build on a solid market position in the growth field of process industries. The Division will offer products, systems, applications and solutions for integrated drive technologies and systems. Here, Siemens expects growth impulses by focusing on booming core industries like oil and gas, food and beverages, chemicals and pharmaceuticals. Revenue for the Division amounts to approximately €11 billion. Division CEO will be Peter Herweck, who currently is responsible for the process industries project at Siemens.

Financial Services (SFS), provider of financial solutions for Siemens and outside companies, will continue to be headed by Roland Chalons-Browne.

Healthcare will remain under the leadership of Hermann Requardt, member of the Managing Board of Siemens AG, who will manage this unit as a separate business within Siemens AG in the future.

The company’s Corporate Services – Information Technology, Corporate Supply Chain Management, Global Shared Services and Siemens Real Estate – will be bundled under the management of Hannes Apitzsch, currently CFO of the Infrastructure & Cities Sector.

Contact for journalists:

Marc Langendorf, Tel.: +49 89 636-41436

E-mail: marc.langendorf@siemens.com

Siemens AG	Press release

All information on the company’s strategic realignment and the combined press and analyst conference at 8:45 a.m. on May 7, 2014 is available at www.siemens.com/presskonferenz.

Follow us on Twitter at www.twitter.com/siemens_press.

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The financial measures identified in this document are in part transitional figures attained by comparison, classification, appreciation and rounding of historical financial measures; these financial measures and their transitional basis must be regarded as preliminary.

Munich, May 6, 2014

Siemens to acquire the Rolls-Royce Energy gas turbine and compressor business and enter into a long-term technology partnership

•	Siemens completes portfolio with aero-derivative gas turbines for growth in the oil and gas and decentralized power generation sectors

•	Purchase price for the acquired business is £785 million or about €950 million

•	Transaction expected to close before the end of December 2014

Siemens is acquiring the Rolls-Royce Energy aero-derivative gas turbine and compressor business and thereby strengthening its position in the growing oil and gas industry as well as in the field of decentralized power generation. The purchase price is £785 million or about €950 million. The transaction is expected to close before the end of December 2014, subject to regulatory approvals.

In addition, as part of the transaction, Siemens will get exclusive access to future Rolls-Royce aero-turbine technology developments in the 4 to 85 megawatt power output range as well as preferred access to supply and engineering services. For this 25 year duration agreement, Siemens will pay Rolls-Royce an additional £200 million, or about €240 million.

By acquiring Rolls-Royce’s small and medium aero-derivative gas turbines with a power output of up to 66 megawatts (ISO/wet-rating), Siemens will close a technology gap in its extensive gas turbine portfolio.

Originally developed for use in the aviation industry, Rolls-Royce Energy’s aero-derivative gas turbines have a compact, weight-optimized construction and are highly efficient. These characteristics make aero-derivative gas turbines an

Siemens AG

Wittelsbacherplatz 2, 80333 Munich, Germany

Communications and Government Affairs

Head: Stephan Heimbach

Siemens AG	Press release

attractive power supply option in the oil and gas industry, in particular for the operators of offshore oil platforms where space is limited. Due to their efficiency and fast start-up capabilities, aero-derivative gas turbines are also used for the dependable decentralized power generation in industry – their flexibility helps meet peak electricity demands, provide emergency power reserves and stabilize the power grid.

Rolls-Royce Energy’s gas turbine and compressor business is one of the leading providers of aero-derivative gas turbines. In this segment, the acquired business, which has around 2,400 employees, delivered revenue of £871 million (approximately €1.1 billion) and earnings before interest and tax (EBIT) of £72 million (about €88 million) in fiscal 2013. With an installed base of about 2,500 gas turbines, Rolls-Royce Energy’s business has the world’s second-largest fleet of aero-derivative gas turbines.

Contact for journalists:

Wolfram Trost, Tel.: +49 89 636-34794

E-mail: wolfram.trost@siemens.com

Find all information regarding Siemens‘ strategic realignment and the combined press and analyst conference on May 7, 2014 at 8:45 AM CEST at www.siemens.com/pressconference

Follow us on Twitter at: www.twitter.com/siemens_press

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

Siemens AG	Press release

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Munich, May 6, 2014

Siemens prepares public listing of audiology business

As part of its realignment, Siemens AG is preparing to publicly list its audiology activities in order to give the business an opportunity to better leverage its potential outside the company. Step by step, Siemens’ hearing aid activities have succeeded in capturing a strong market position in recent years. Experts predict that by 2020 the market for hearing aids will have grown by an average of four percent per year.

However, the audiology business has a special position within the company. Both its technology and its consumer-oriented market access limit synergy potentials with other Siemens businesses. In addition, anticipated technological developments at Siemens Audiology differ greatly from those of the company and its healthcare activities. This applies particularly to growth fields like implants and the link to consumer electronics.

Siemens Audiology has more than 4,000 employees and a worldwide presence. Key locations are Singapore, Erlangen (Germany), Piscataway (New Jersey / U.S.), Kanagawa (Greater Tokyo / Japan), Crawley (UK) and Saint Denis (Greater Paris / France). As a medium-sized enterprise, the business is the only manufacturer focusing exclusively on the development and production of hearing aids (pure play).

Siemens has been active in the audiology field for more than 100 years. In 1913, the company brought to market the first industrially produced hearing aid, the Esha Phonophor. In the late 1950s, Siemens presented the first behind-the-ear device, in 1966 the first in-the-ear device and in 1997 the first digital hearing system.

In 2004, Siemens was the first producer to introduce hearing aids utilizing radio technology to synchronize operation between the left and right ears. In 2012,

Siemens AG

Wittelsbacherplatz 2, 80333 Munich, Germany

Communications and Government Affairs

Head: Stephan Heimbach

Siemens AG	Press release

Siemens was awarded the German Future Prize by the Federal President of Germany for developing a binaural hearing system that enables hearing aids in both ears to communicate.

Contact for journalists:

Marc Langendorf, Tel.: +49 89 636-41436

E-mail: marc.langendorf@siemens.com

Find all information regarding Siemens‘ strategic realignment and the combined press and analyst conference on May 7, 2014 at 8:45 AM CEST at www.siemens.com/pressconference

Follow us on Twitter at: www.twitter.com/siemens_press

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the

Siemens AG	Press release

SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Munich, May 7, 2014

Siemens and Mitsubishi Heavy Industries form joint venture for metals industry

•	Strong partners with complementing technological competencies found joint venture

•	Existing regional organizations ideally complement one another

•	Structures tailored to global market requirements and the international competitive environment

Siemens and Mitsubishi Heavy Industries (MHI) want to cooperate in the field of metallurgical industry and are forming a globally operating complete provider for plants, products and services for the iron, steel and aluminum industry. Responding to the challenging market environment and high price pressure, two strong partners are bundling their individual strengths and establishing a powerful and globally well positioned joint venture. An agreement to this effect has just been signed. According to the agreement, MHI will hold a 51-percent and Siemens a 49-percent stake in the joint venture. Subject to approval of the relevant authorities, the joint venture will start operations in January 2015.

Both partners are contributing their metallurgical industry activities to the joint venture. The new joint venture will integrate Mitsubishi-Hitachi Metals Machinery, Inc. (MH) – an MHI consolidated group company with equity participation by Hitachi, Ltd. and IHI Corporation. Siemens and MHI ideally complement one another with regard to their product portfolios, production know-how and geographical spread. The new joint venture with approximately 9,000 employees will focus fully on business with iron, steel and aluminum-producing industry. The company’s structures are lean and tailored to global market requirements and the international competitive environment. The bundling of competencies will result in a powerful joint venture that is better able to compensate for market fluctuations.

Siemens AG

Wittelsbacherplatz 2, 80333 Munich, Germany

Communications and Government Affairs

Head: Stephan Heimbach

Siemens AG	Press release

The company’s headquarters will be located in the United Kingdom. The joint venture includes supply agreements for Siemens’ Industry Automation and Drive Technologies Divisions.

Regionally, the steel market has strongly shifted to Asia. Over 50 percent of the world’s steel production now takes place in China, with growing competition also through local technology providers. Drawing on the centers of competence of Siemens Metals Technologies in Central Europe and those of MHI in Asia, the new joint venture has a very solid regional set-up.

The portfolios of the two partners ideally complement one another. While the technology strengths of Siemens Metals Technologies lie in particular in iron and steel production, casting, automation, environmental technologies and lifecycle services, MHI’s technology competence is primarily focused on hot and cold rolling, processing as well as production expertise. By combining both portfolios, the joint venture can offer its customers the entire value chain in iron, steel and aluminum production, from technologies for processing raw materials to surface finishing at the end of the production process, as well as the related lifecycle service competencies.

The Metals Technologies Business Unit (headquartered in Linz, Austria), part of the Siemens Industry Sector, is a worldwide leading lifecycle partner for the metals industry. The Business Unit offers a comprehensive technology, modernization, product and service portfolio and integrated automation and environmental solutions for complete plant lifecycles. Further information is available in the Internet at: www.siemens.com/metals

Mitsubishi Heavy Industries, Ltd. (MHI), headquartered in Tokyo, Japan, is one of the world’s leading heavy machinery manufacturers, with consolidated sales of 2,817.8 billion yen in fiscal 2012, the year ended March 31, 2013. MHI’s diverse lineup of products and services encompasses shipbuilding, power plants, chemical plants, environmental equipment, steel structures, industrial and general machinery, aircraft, space systems and air-conditioning systems. The steel production machinery divisions of Mitsubishi Heavy Industries and Hitachi were combined in the year 2000 to create Mitsubishi-Hitachi Metals Machinery, Inc. (MH), establishing a worldwide leading company for steel production machinery. For more information, please visit www.mhi-global.com/index.html and www.m-hmm.co.jp/index.html

Siemens AG	Press release

Contact for journalists:

Siemens AG:

Günter Gaugler, Tel: +49 (89) 636-34782

E-mail: guenter.gaugler@siemens.com

Mitsubishi Heavy Industries:

Hideo Ikuno, Tel: +813-6716-5277

E-mail: h.ikuno@daiya-pr.co.jp

Find all information regarding Siemens‘ strategic realignment and the combined press and analyst conference on May 7, 2014 at 8:45 AM CEST at www.siemens.com/pressconference

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov.

Siemens AG	Press release

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 7, 2014	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling